SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 29, 2003

Date of Earliest Event Reported: April 29, 2003

ETI Corporation
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

Nevada
(State of Organization)

88-0389393
(I.R.S. Employer Identification No.)

Commission File Number **001-15665**

9 Forest Road
Kirkland, Quebec, Canada H9J 3A2
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): **(514) 426-2977**

(Former Name and Address of Registrant)

ITEM 5. OTHER EVENTS

Tuesday, April 29, 2003

Company Press Release

Source: ETI Corporation

ETI Corporation Reverse Split and Symbol Change

Carson City, Nevada –April 29, 2003 – ETI Corporation ("ETI"), an inactive publicly traded company on the OTC: BB exchange (trading symbol: ETIE.OB), is pleased to announce that it has entered into a non-binding Letter of Intent whereby ETI agreed to acquire United Communications Hub, Inc. ("UC Hub") in a "reverse merger" transaction. In anticipation of closing, ETI has successfully completed a four to one reverse stock split. The new trading symbol is "ETIX". The current issued and outstanding shares after the reverse is approximately 1,437,692.

Pursuant to the transaction, UC HUB shareholders will receive 14,000,000 shares of its common stock and 2,600,000 shares of Series A Preferred Stock. Additionally, holders of 1,400,000 warrants of UC Hub shall receive the same number of warrants of the company with comparable exercise prices and other terms.

The closing is subject to execution of a definitive Agreement, UC Hub shareholder approval, and the satisfaction of other customary conditions.

About UC Hub:

UC Hub has teamed up with municipalities, utility companies, cable companies and software companies to offer bundled services to existing customers through UC Hub's unique technology represented as a Digital Access Hub. UC Hub distributes through its underlying technologies the best of breed services to "Digital Cities". The value consists of, proprietary technology, strategic relationships, leveraged network, existing customers, and a one-stop-shop to run a digital City and it's neural network. A "Digital City" has most of the important sectors (the neural network comprised of Health, Education, Banking, Entertainment, Energy, and Government) connected to a Digital Access Hub.

For more information visit http://www.uchub.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995:
The statements in this release relating to completion of the acquisition and the positive direction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, contractual difficulties which may arise, the failure to obtain UVC Hub shareholder approval, the future market price of ETI common stock and UC Hub's ability to obtain the necessary financing.

CONTACT:
Paul Lanham
949/858-6773

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

ETI Corporation
Registrant

Dated: April 29, 2003 By: \s\ Paul Lanham
Paul Lanham, President/Chairman